UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59473101
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,735,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,735,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,735,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,735,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,735,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,735,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,735,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,735,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,735,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,132,782

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,132,782

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,132,782

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,602,908

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,602,908

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,602,908

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, if the Issuer’s shareholder rights plan is rescinded or the Reporting Persons are otherwise exempted.

On March 12, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (the “Board”) expressing the Reporting Persons' desire to discuss potential alternatives through which the Issuer can create permanent shareholder value.  At that time, the Reporting Persons believed that shares of the Issuer were substantially undervalued and that the Board should explore strategic alternatives, including pursuing the sale of the entire company.   A copy of the letter sent to the Board dated March 12, 2008 was attached as Exhibit C to the Schedule 13D Amendment 1 filed on March 19, 2008.

On March 25, 2008, the Issuer reported that its Board had adopted on March 24, 2008, a limited duration shareholder rights plan, which is commonly referred to as a “Poison Pill” (the “Rights Plan”).  At that time, the Reporting Persons were disappointed by the Board’s purported adoption of the Rights Plan, which they did not believe in any way served to maximize or enhance shareholder value.  In response, and in accordance with the Issuer’s amended and restated bylaws, on March 25, 2008, the Reporting Persons sent a letter to the Issuer requesting that the Issuer call a special meeting of shareholders for the purpose of, among other items, replacing the members of the Issuer’s current Board with the persons set forth in the Reporting Persons’ letter of March 25, 2008.  A copy of the letter sent to the Issuer dated March 25, 2008 was attached as Exhibit C to the Schedule 13D Amendment 3 filed on March 26, 2008.

On March 26, 2008, the Issuer issued a press release announcing that it has received the Reporting Persons’ letter of March 25, 2008.

On April 1, 2008, the Issuer issued an open letter to its shareholders regarding the Reporting Persons previous communications with the Company.  The Reporting Persons also issued an open letter responding to certain inaccuracies that they believe were included in the Issuer’s letter.  A copy of the Reporting Person’s open latter dated April 1, 2008 was attached as Exhibit C to the Schedule 13D Amendment 4 filed on April 1, 2008.

On April 2, 2008, the Issuer filed a Schedule 14A that contained notice of a special meeting of the Issuer’s shareholders to be held on May 20, 2008 at the office of the Issuer.

On April 10, 2008, the Reporting Persons filed a Preliminary Proxy Statement on Schedule 14A soliciting proxies for the following matters to be voted at a special meeting of shareholders on May 20, 2008:  (i) to remove the Issuer’s five current directors, (ii) to amend the Issuer’s bylaws to permit its shareholders to fix the number of directors of the Issuer in a range, and set the range to be not less than four and not more than seven directors, (iii) to amend the Issuer’s bylaws to establish the number of directors of the Issuer at six, (iv) to elect six nominees proposed by the Reporting Persons to fill the six seats on the Board and (v) to approve a non-binding shareholder resolution recommending that the Board rescind the Issuer’s shareholder rights plan adopted on March 28, 2008.  The Preliminary Proxy Statement is available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/932111/000104746908004430/a2184590zprec14a.htm.

On April 17, 2008, pursuant to Section 2.4(c) of the amended bylaws of the Issuer, the Reporting Persons delivered to the Issuer advance shareholder notice of nominations to the Board to be brought before the Issuer’s 2008 annual meeting of shareholders.  The Reporting Persons have given notice of their intent to nominate each of Andrew V. Rechtschaffen, Eric W. Gomberg, Keith R. Gollust, Keith M. Kolerus, Bill R. Bradford and Benjamin J. Goren for election to the Board at the Issuer’s 2008 annual meeting.  A copy of the letter sent to the Issuer dated April 17, 2008 was attached as Exhibit C to the Schedule 13D Amendment 6 filed on April 17, 2008.

On April 25, 2008, the Reporting Persons filed a Definitive Proxy Statement on Schedule 14A soliciting proxies for the following matters to be voted at a special meeting of shareholders on May 20, 2008:  (i) to remove the Issuer’s five current directors, (ii) to amend the Issuer’s bylaws to permit its shareholders to fix the number of directors of the Issuer in a range, and set the range to be not less than four and not more than seven directors, (iii) to amend the Issuer’s bylaws to establish the number of directors of the Issuer at six, (iv) to elect six nominees proposed by the Reporting Persons to fill the six seats on the Board and (v) to approve a non-binding shareholder resolution recommending that the Board rescind the Issuer’s shareholder rights plan adopted on March 28, 2008.  If the preceding proposals are accepted by the Issuer’s shareholders, then the Reporting Persons intend to request that the directors cause the Issuer to engage an investment bank with semiconductor industry expertise to pursue a sale of the Issuer and have outlined certain steps that their nominees would be requested to take prior to or in the absence of such a sale.  The Definitive Proxy Statement is available at no charge at the Securities and Exchange Commission’s website at http://sec.gov/Archives/edgar/data/932111/000104746908005265/a2185130zdefc14a.htm.

On April 28, 2008 the Reporting Persons sent a letter to the shareholders of the Issuer urging them to elect the Reporting Persons’ director nominees to the Board at a special meeting of shareholders to be held on May 20, 2008.  The April 28, 2008 letter chronicles what the Reporting Persons believe are the Issuer’s missteps, which the Reporting Persons believe have resulted in a long-term erosion of shareholder value.  A copy of the letter dated April 28, 2008 is available on a Schedule 14A at the Securities and Exchange Commission’s website at
http://sec.gov/Archives/edgar/data/932111/000104746908005358/a2185168zdfan14a.htm.

On May 5, 2008 the Reporting Persons sent a letter to the shareholders of the Issuer once again urging them to elect the Reporting Persons’ director nominees to the Board at a special meeting of shareholders to be held on May 20, 2008.  In the May 5, 2008 letter the Reporting Persons outlined questions that they believe investors should contemplate in response to a letter sent to shareholders by the Issuer on May 1, 2008.  Among other things, the Reporting Persons noted in the May 5, 2008 letter that their nominees are committed to move forward with a sale of the Issuer only if the price is fair and acceptable to shareholders.  The Reporting Persons also outlined therein certain plans for the operation of the Issuer in the absence of such a sale.  A copy of the letter dated May 5, 2008 is available on a Schedule 14A at the Securities and Exchange Commission’s website at http://sec.gov/Archives/edgar/data/932111/000091957408002746/d880432_14a-12b.htm.

On July 9, 2008, the Reporting Persons withdrew their advance shareholder notice of nominations to the Board for the Issuer’s 2008 annual meeting of shareholders (attached as Exhibit C to the Schedule 13D Amendment 6 filed on April 17, 2008).  The Reporting Persons continue to engage in discussions with the Issuer regarding ways in which they believe the Issuer can further enhance shareholder value.

In connection with their investment in the Shares of the Issuer, the Reporting Persons may also engage in additional communications with members of management and additional communications with the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking additional board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations, or a sale of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)	No change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 was filed as Exhibit A to the Schedule 13D Amendment 2 filed on March 24, 2008.

B. A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2008
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
       Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
       Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
       Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
       Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Filed as Exhibit A to the Schedule 13D Amendment 2 filed on March 24, 2008.

Exhibit B

Filed as Exhibit B to the Schedule 13D Amendment 5 filed on April 10, 2008.

SK 25940 0001 900373